United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14691

DIAL GLOBAL, INC. (Exact name of registrant as specified in its charter)
220 W. 42nd Street, 3rd Floor New York, NY 10036 (212) 967-2888 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Class A Common Stock (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)    ☐
Rule 12g-4(a)(2)    ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6 --------     ☐
Approximate number of holders of record as of the certification or notice date: There are approximately Two Hundred and Fifty Nine (259) holders of the Class A Common Stock.
Pursuant to the requirements of the Securities Exchange Act of 1934, Dial Global, Inc. has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.
Date: February 15, 2013             DIAL GLOBAL, INC.

By:    /S/ MELISSA GARZA_______
Melissa Garza
General Counsel